Exhibit (a)(1)(R)

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com

Basel, Switzerland, February 8, 2017

2016 Full Year Results

Strong full year free cash flow generation and fourth quarter sales

•	Sales $12.8 billion: 2 percent lower at constant exchange rates

-	up 1 percent excluding Brazil sales terms change and 2015 corn trait royalty

-	reported sales 5 percent lower

-	Q4 regional sales up 7 percent excluding corn trait royalty

•	EBITDA $2.7 billion: margin 20.8 percent (2015: 20.7 percent)

-	130 bps improvement excluding corn trait royalty

•	$320 million savings from Accelerating Operational Leverage (AOL) program

•         Earnings per share1 $17.03 (2015: $17.78)

•         Free cash flow $1.4 billion (2015: $0.8 billion)

•	ChemChina transaction expected to close in second quarter of 2017

-	AGM scheduled in June; no regular dividend proposed

	Reported Financial Highlights
	2016 $m	2015 $m	Actual %	CER[2] %
Sales	12,790	13,411	-5	-2
Operating income	1,647	1,841	-11
Net income	1,178	1,339	-12

EBITDA	2,659	2,777	-4	+2
Earnings per share[1]	17.03	17.78	-4

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[1]	Excluding restructuring and impairment; EPS on a fully diluted basis.

[2]	At constant exchange rates

Erik Fyrwald, Chief Executive Officer, said:

“In 2016, Syngenta showed a resilient performance in the face of another difficult year for the agriculture industry, with crop prices remaining low and grower profitability under pressure in many areas. The announcement of the transaction with ChemChina promises continuity for the future and has allowed our people to remain focused on delivering their business goals.

We saw an encouraging sales performance in the fourth quarter, with regional sales up 7 percent excluding the non-recurring corn trait royalty received in 2015. Europe showed excellent growth, resulting in a solid performance for the full year despite very adverse weather in the second quarter. Asia Pacific continued its recovery as the effects of El Nino receded. North and Latin America both showed moderate growth excluding the corn trait royalty.

With regard to profitability, we met our target of maintaining the EBITDA margin at the 2015 level. Excluding the $200 million headwind from the corn trait royalty, the EBITDA margin increased by 130 basis points. This reflects the successful implementation of the AOL program, which again delivered savings ahead of target, and our ability to capture price increases.

Innovation also played an important role in 2016 with a number of new product launches. In the USA, our new corn herbicide ACURON™, providing growers with an effective solution for weed resistance, achieved sales of over $200 million. We saw the further geographic expansion of SOLATENOL™ based fungicides and the registration of ADEPIDYN™ in Argentina. In Seeds, the unparalleled performance of our VIPTERA™ trait drove an increase in corn market share in Brazil. These all demonstrate the importance of our investment in R&D, which has been recognized by ChemChina and which will continue under their ownership.”

Financial highlights 2016

Sales $12.8 billion

Sales were 2 percent lower at constant exchange rates, with volume down 4 percent and prices 2 percent higher. Sales were flat excluding the change in Brazil sales terms; if both the sales terms change and the non-recurring corn trait royalty are excluded, sales were one percent higher. Reported sales were 5 percent lower due to the strength of the dollar in the first half: the exchange rate effect was broadly neutral in the second half.

EBITDA $2.7 billion

EBITDA was 4 percent lower in reported terms but increased by 2 percent at constant exchange rates. The reported EBITDA margin of 20.8% was in line with the previous year (2015: 20.7%). Excluding the corn trait royalty recognized in 2015, the EBITDA margin increased by 130 basis points.

Net financial expense and taxation

Net financial expense was $291 million (2015: $256 million), with the increase due mainly to higher hedging costs. The tax rate before restructuring was 15 percent (2015: 17 percent).

Net income

Net income including restructuring and impairment was $1.2 billion (2015: $1.3 billion). The post-tax restructuring and impairment charge increased from $300 million in 2015 to $390 million, including ChemChina transaction costs and incremental charges relating to the cash settlement of employee share plans post transaction.

Earnings per share, excluding restructuring and impairment, were $17.03 (2015: $17.78).

Cash flow and balance sheet

Free cash flow was $1.4 billion (2015: $806 million), reflecting in particular a significantly lower outflow from trade working capital. Period end trade working capital as a percentage of sales was 40 percent (2015: 38 percent): the level of receivables remained high in Latin America due to tight credit conditions but there was a further improvement in inventories. Fixed capital expenditure including intangibles was $575 million. Cash flow return on investment was 12 percent (2015: 11 percent).

End year net debt totaled $2.3 billion and the ratio of net debt to equity was 29 percent (2015: 31 percent).

Annual General Meeting and dividend

In view of the proximity of the closure of the ChemChina transaction, the Board of Directors has decided to schedule the Annual General Meeting (AGM) in June 2017. With the first settlement of the transaction expected to take place before the AGM, there will not be a proposal for payment of a regular dividend. As previously communicated, a special dividend of CHF 5.00 will be paid conditional upon and prior to the first settlement of the transaction.

ChemChina transaction

ChemChina and Syngenta have made significant progress towards achieving the necessary regulatory approvals and closing the transaction. To date approvals have been achieved from 13 regulatory authorities; approvals are still awaited from Brazil, Canada, China, the EU, India, Mexico and the United States. National security clearance has been granted by CFIUS in the United States.

In the context of the EU anti-trust review, on 3 January 2017 ChemChina and Syngenta requested a further 10 day extension of the review period until 12 April 2017.  The extension is to allow sufficient time for the process to complete.  On 13 January 2017 the companies submitted a formal filing to the FTC in the United States, which also included remedy proposals.

ChemChina and Syngenta remain fully committed to the transaction and are confident of its closure.

Business highlights 2016

	Full Year		Growth		4th Quarter		Growth
	2016 $m	2015 $m	Actual %	CER %	2016 $m	2015 $m	Actual %	CER %
Europe, Africa, Middle East	3,793	3,884	-2	+5	572	493	+16	+19
North America	3,202	3,410	-6	-6	656	790	-17	-17
Latin America	3,293	3,632	-9	-9	1,253	1,229	+2	-1
Asia Pacific	1,839	1,837	-	+2	504	461	+9	+8
Total regional sales	12,127	12,763	-5	-2	2,985	2,973	-	-1
Lawn and Garden	663	648	+2	+4	187	188	-1	-
Group sales	12,790	13,411	-5	-2	3,172	3,161	-	-1

Regional sales performance

•	Sales $12.1 billion, 2 percent lower at constant exchange rates

o	volume -4%, price up 2 percent

•	EBITDA $2.5 billion (2015: $2.6 billion)

•	EBITDA margin 20.6% (2015: 20.5%)

Europe, Africa and the Middle East: Full year sales growth was achieved despite exceptionally difficult weather conditions affecting north-west Europe in the second quarter. The main growth driver was an excellent performance in the CIS, with an expansion of strong market positions in both crop protection and seeds. Volumes increased in both Russia and Ukraine, with further price increases implemented to offset the impact of currency depreciation. In the fourth quarter, Ukraine made a major contribution with an early start to the season, and sales recovered strongly in Africa Middle East as drought conditions eased.

North America: Crop protection sales were unchanged despite challenging grower economics and the deliberate reduction in glyphosate. A total of 16 new products were introduced, including the launch of the fungicides TRIVAPRO™ and ORONDIS™. In the corn herbicide market, ACURON™ continued to win recognition for its control of resistant weeds, and full year sales exceeded $200 million. Seeds sales were lower, largely due to the non-recurrence of the corn trait royalty.

Latin America: Excluding the impact of the change in sales terms in Brazil, sales were 3 percent lower. While sales were curtailed in Venezuela, business improved significantly in Argentina as the new government implemented reforms to support agriculture. In Brazil, conditions improved in the Cerrados in the second haIf but worsened in other growing areas as dry weather moved south. Insecticides sales continue to be constrained by the high level of channel inventories and by soybean trait adoption. Corn seed sales progressed strongly underpinned by the success of the VIPTERA™ trait.

Asia Pacific: El Niño receded towards the end of the second quarter and the business recovered strongly in the second half. Channel inventory in ASEAN was reduced, contributing to a rebound in demand, particularly for fungicides and insecticides. South Asia also saw a strong second half, benefiting from new launches in crop protection and expansion of vegetables and corn seeds.

Lawn and Garden performance

•	Sales $663 million, +4 percent at constant exchange rates

•	EBITDA $164 million (2015: $159 million)

•	EBITDA margin 24.7% (2015: 24.6%)

Sales growth was driven by high demand for vector controls including Actellic® 300CS, a longer-lasting, more effective product to prevent the spread of malaria. Growth in turf was mainly driven by golf course sales in North America. The improvement in profitability has been sustained, with the EBITDA margin remaining above the targeted level of 20 percent.

Accelerating Operational Leverage

The Accelerating Operational Leverage (AOL) program, announced in February 2014, has three main pillars: Commercial; Research and Development; and Global Operations. The program’s aim is to optimize the cost structure across the business in order to attain industry-leading efficiency. In 2016 savings of $320 million were again ahead of target. Although the industry downturn has made the achievement of operating efficiencies more challenging, the 2018 target of $1 billion in productivity savings is maintained.

Outlook

Erik Fyrwald, Chief Executive Officer, said:

“2017 will be a landmark year for Syngenta as we look forward to closing the transaction with ChemChina in the second quarter. Under the new ownership, we will continue to enhance our focus on execution in order to drive the business forward. We will remain committed to our global objective of profitably growing market share. In support of this objective, we will pursue our corporate goals of improving the customer experience, driving simplification and meeting our financial commitments. These commitments include improving our seeds performance, realizing further AOL savings, increased cash conversion and a return to growth.

“For the full year 2017, we expect low single digit growth in sales at constant exchange rates. We are targeting an improvement in the EBITDA margin and another year of strong free cash flow generation.”

Crop Protection

	Full Year		Growth		4th Quarter		Growth
Crop Protection by product line[1]	2016 $m	2015 $m	Actual %	CER %	2016 $m	2015 $m	Actual %	CER %
Selective herbicides	2,853	2,894	-1	+2	543	499	+9	+8
Non-selective herbicides	773	913	-15	-13	181	191	-5	-6
Fungicides	3,157	3,357	-6	-4	742	736	+1	-
Insecticides	1,643	1,705	-4	-2	453	375	+21	+19
Seedcare	1,003	994	+1	+5	334	296	+13	+14
Other crop protection	142	142	-	-	38	57	-34	-38
Total	9,571	10,005	-4	-2	2,291	2,154	+6	+6

Selective herbicides: major brands ACURON™, AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEP® II MAGNUM, FUSILADE® Max, FLEX®, TOPIK®

Sales growth was driven by EAME and North America. In Europe, AXIAL® continued its success on cereals and CALLISTO® expanded on corn in Africa and the CIS. In North America the main growth driver was the continued adoption by US growers of the novel corn herbicide ACURON™, combining three modes of action and four active ingredients.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Performance reflected the deliberate reduction in solo glyphosate, now complete, undertaken in order to improve profitability. At the same time glyphosate prices continue to decline. Sales of GRAMOXONE® were also lower, with volumes in the first half affected by dry weather in ASEAN, and some price pressure from generics in North America.

Fungicides: major brands, ALTO®, AMISTAR®, BONTIMA®, BRAVO®, ELATUS™, MIRAVIS™ (based on ADEPIDYN™), MODDUS®, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS®, UNIX®

North America saw good growth as new products ORONDIS™ and TRIVAPRO™ (based on SOLATENOL™) gained momentum. EAME registered growth for the full year despite a difficult first half, when wet weather resulted in missed sprays; the second half saw a strong recovery, with late season demand in cereals and good demand on specialty crops. Innovation continued to expand the portfolio with the launch in the fourth quarter of ELATUS™ PLUS in France and MIRAVIS™ Duo (based on ADEPIDYN™) in Argentina.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Insecticides saw growth across the northern hemisphere, with particularly good performances by ACTARA®, DURIVO® and KARATE®. In Brazil, sales were affected by low insect pressure and soybean trait penetration, with channel inventories remaining high. Sales in Asia Pacific, which were affected by drought in the first half of the year, rebounded strongly in the second half.

Seedcare: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

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[1]	Excluding Lawn & Garden

CRUISER® showed good growth in a number of European markets despite limitations on its use for certain crops. Sales in Canada staged a strong recovery, led by the fungicide VIBRANCE®, which was more than offset by lower treatment intensity and higher inventory in the USA.

	Full Year		Growth		4th Quarter		Growth
Crop Protection by region[1]	2016 $m	2015 $m	Actual %	CER %	2016 $m	2015 $m	Actual %	CER %
Europe, Africa, Middle East	2,862	2,892	-1	+6	441	353	+25	+29
North America	2,306	2,326	-1	-	370	380	-3	-3
Latin America	2,860	3,249	-12	-12	1,064	1,056	+1	-2
Asia Pacific	1,543	1,538	-	+2	416	365	+14	+12
Total	9,571	10,005	-4	-2	2,291	2,154	+6	+6

Seeds

	Full Year		Growth		4th Quarter		Growth
Seeds by product line[1]	2016 $m	2015 $m	Actual %	CER %	2016 $m	2015 $m	Actual %	CER %
Corn and soybean	1,375	1,564	-12	-11	472	597	-21	-24
Diverse field crops	666	658	+1	+11	108	99	+8	+11
Vegetables	616	616	-	+3	161	160	+1	+3
Total	2,657	2,838	-6	-3	741	856	-13	-15

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

Sales in the fourth quarter were affected by the non-recurrence of the $200 million corn trait royalty received from KWS/Limagrain in the fourth quarter of 2015. This revenue was recorded in North America ($145 million) and Latin America ($55 million). Full year branded corn seed sales were slightly higher in the USA but lower in Europe due to reduced acreage. In Latin America we saw strong underlying growth in both Brazil and Argentina supported by the adoption of VIPTERA™ trait technology. Soybean sales were lower in a competitive environment.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Sunflower sales grew strongly in Russia and Ukraine. In addition to increased acreage, growers continue to adopt superior genetics with a proven track record on the field. Sugar beet sales also increased.

Vegetables: major brands ROGERS™, S&G®

Demand was strong in Latin America, notably in Brazil and Mexico, as favorable currency rates improved growers’ profitability in export markets. South Asia also performed well in crops such as cabbage, cauliflower and okra. Price increases were achieved in all regions, reflecting the ability to capture value from a high quality portfolio of hybrids.

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[1]	Excluding Lawn & Garden

	Full Year		Growth		4th Quarter		Growth
Seeds by region[1]	2016 $m	2015 $m	Actual %	CER %	2016 $m	2015 $m	Actual %	CER %
Europe, Africa, Middle East	973	1,017	-4	+4	161	158	+3	+5
North America	933	1,116	-16	-16	301	428	-30	-30
Latin America	448	400	+12	+11	189	173	+9	-
Asia Pacific	303	305	-1	+2	90	97	-8	-7
Total	2,657	2,838	-6	-3	741	856	-13	-15

The full version of the Full Year Results 2016 press release and a presentation covering the results are available at www.media.syngenta.com.

Announcements and meetings

2016 Annual Report publication	March 15, 2017
First quarter trading statement 2017	April 24, 2017

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

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[1]	Excluding Lawn & Garden